COPY

Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 10/19/2015

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the [illegible] would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS


15021150

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA
   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/19/2015 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 19 day of October (Month), 2015 (Year) by Julie Ann McGoff (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Massachusetts


JULIE ANN McGOFF
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



October 15, 2015

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 19 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 19 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibit C to reflect the departures of Brenda Hoffman and Daniel Ritz from the BOX Holdings Group LLC and BOX Market LLC Boards of Directors, and Exhibit J to reflect the resignation of Jim Boyle and the election of HongSup Park to the BOX Options Exchange LLC Board of Directors.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,



Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 : Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 Fax: 312-251-7001


BOX
OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 19
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 19. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.


BOX
OPTIONS EXCHANGE

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Directors of BOX Holdings Group LLC
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- David Battan
- Ryan Gould
- Peter Layton
- Alain Miquelon

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- Ed Boyle
- William Easley
- Alain Miquelon


BOX
OPTIONS EXCHANGE

BOX Market LLC

9. Directors of BOX Market LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Limited.
    - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Daniel Ritz, Executive Director, UBS Securities LLC
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- David Battan
- Ryan Gould
- Peter Layton
- Alain Miquelon

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- Ed Boyle
- William Easley
- Alain Miquelon



Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

2. Directors:

Each of the following directors has been elected to serve through July 23, 2015, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	Title:	Primary Business:
Kurt Eckert	Participant Director	Options Trading
HongSup Park	Participant Director	Options Trading
Peter Layton	BOX Holdings Director	Capital Management
Wayne Luthringshausen	Non-Industry Director	None/Retired
Larry Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor

ORIGIN ID:LWMA (617) 235-2234
JILLIAN PALMER
BOX OPTIONS EXCHANGE LLC
101 ARCH STREET
SUITE 610
BOSTON, MA 02110
UNITED STATES US

SHIP DATE: 19OCT15
ACTWGT: 0.50 LB
CAD: 2505919/INET3670

BILL SENDER

TO DAVID HSU
SEC
100 F STREET N.E.

WASHINGTON DC 20549
(202) 551-5664 REF: LEGAL
INV
PO: DEPT:

539J3/401A/31D0




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